UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ** )*
ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
29273V100
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
November 22, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     **This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,170,190

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,170,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,170,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.6% (based on the 222,941,172 Common Units reported by the Issuer as outstanding as of November 3, 2010)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		180,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,000

WITH[1]	10	SHARED DISPOSITIVE POWER

		180,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	194,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO – estate

[1]	Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC) 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise ETE LLC 76-0568219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer” or “ETE”), whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219.
     This Schedule 13D represents: (i) Amendment No. 2 to the Schedule 13D originally filed by certain reporting persons with the Commission on May 17, 2007, as amended by Amendment No. 1 thereto, filed May 18, 2010 (the “Original Schedule 13D”); (ii) Amendment No. 2 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed May 18, 2010 (the “Duncan Trustee 13D”); (iii) Amendment No. 1 to the Schedule 13D filed by other reporting persons with the Commission on May 18, 2010 (the “Estate 13D”). This Schedule 13D is also being filed initially by Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC and Enterprise ETE LLC.
Item 2. Identity and Background.
     Item 2 of each of the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by (i) Randa Duncan Williams, a citizen of the United States residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (iv) Dan Duncan LLC, a Texas limited liability company (“DD LLC”); (v) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (“EPD GP”); (vi) Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”); (vii) Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”); (viii) Enterprise Products Operating LLC, a Texas limited liability company (“EPO”); and (ix) Enterprise ETE LLC, a Delaware limited liability company and successor by merger to Enterprise GP Holdings L.P. (“Enterprise ETE,” and together with Ms. Williams, the DD LLC Trustees, the Estate, DD LLC, EPD GP, EPD, OLPGP and EPO the “Reporting Persons”) to amend the Original Schedule 13D, Duncan Trustee 13D and the Estate 13D. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D, as applicable.
     Ms. Williams is a voting trustee of the DD LLC Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of Enterprise Products Company, a Texas corporation, formerly named EPCO, Inc. (“EPCO”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate courtesy of the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the Chairman of EPD GP, which is the general partner of EPD. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently a Director of EPD GP, the Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP, the sole general partner of EPD. DD LLC also owns 100% of the membership interests in DFI Holdings LLC, a Delaware limited liability company (“DFI Holdings”), the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPD GP, (ii) EPD (iii) DFI Holdings and (iv) other personal investments of Dan L. Duncan now economically owned by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD GP owns a non-economic general partner interest in EPD. EPD GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in Enterprise ETE. EPO’s principal business includes: natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Enterprise ETE currently owns 38,976,090 Common Units. Enterprise ETE has no independent operations, and its current principal functions are to directly hold 38,976,090 Common Units. Enterprise ETE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPD GP, the managers and executive officers of DD LLC and the directors and executive officers of OLPGP and Enterprise ETE (collectively, the “Listed Persons”). There are no directors, managers or executive officers for EPD, which is managed by its general partner, EPD GP. There are no directors, managers or executive officers of EPO, which is managed by its sole manager, OLPGP.

     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of each of the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D is hereby amended to add the first two paragraphs below:
     On November 22, 2010, pursuant to an Agreement an Plan of Merger (the “MLP Merger Agreement”), dated as of September 3, 2010, by and among EPD, Enterprise Products GP, LLC, a Delaware limited liability company, Enterprise ETE, Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”) and EPD GP, EPE merged with and into Enterprise ETE, with Enterprise ETE surviving the merger (the “MLP Merger”). As a result, all Common Units previously directly owned by EPE became directly owned by Enterprise ETE without consideration.
     On November 22, 2010, after the MLP Merger, all of the member interests in Enterprise ETE were contributed to EPO, with the result that Enterprise ETE became a wholly owned subsidiary of EPO.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the ETE Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D is hereby amended to add each of the following paragraphs:
     As disclosed in Item 3, Enterprise ETE obtained record ownership of all Common Units previously directly owned by EPE.
     On December 3, 2010, but effective November 23, 2010, Enterprise ETE sold the 40.6% membership interest in LE GP, LLC (the “Issuer GP”) formerly held by EPE to Kelcy Warren. As a result, Enterprise ETE no longer owns any membership interests in the Issuer GP.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interests in Securities of the Issuer.

     Item 5 of each of the Original Schedule 13D, Duncan Trustee 13D and the Estate 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of the 39,170,190 Common Units representing approximately 17.6% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 39,170,190 Units consisting of (i) the 38,976,090 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees and (ii) the 194,100 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 38,976,090 Common Units beneficially owned by DD LLC, representing approximately 17.5% of the outstanding Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.
     As set forth herein, the Estate and the Executors collectively have beneficial ownership over 194,100 Common Units beneficially owned by the Estate, representing less than 1% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 14,000 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the 180,100 Common Units owned directly by DD Securities LLC, of which the Estate is the sole member.
     The Estate is also the beneficial owner of 50.427% of the voting stock of EPCO held of record collectively by the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”). The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. EPCO Holdings, Inc. (“EPCO Holdings”) is a wholly owned subsidiary of EPCO. Duncan Family Interests, Inc. (“DFI”) is a wholly owned subsidiary of EPCO Holdings. DFI owns 30.8% of the limited partner interests in EPD. EPD currently beneficially owns 38,976,090 Common Units.
     Enterprise ETE holds directly 38,976,090 Common Units. EPO is the sole member of Enterprise ETE. EPO is owed 99.999% by EPD and 0.001% by OLPGP, which is EPO’s sole manager. EPD owns all of the equity interests in OLPGP. EPD GP is the general partner of EPD. DD LLC owns 100% of the membership interests in, and is the sole member of EPD GP. DD LLC also owns 100% of the membership interests in, and is a 4% limited partner of DFI GP Holdings. The Estate is the economic owner of the member interests in DD LLC. Enterprise ETE currently owns 38,976,090 Common Units. Enterprise ETE has no independent operations, and its current principal functions are to directly hold equity interests in the Issuer.
     The aforementioned ownership amounts of Common Units by the Reporting Persons are as of November 22, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 222,941,172 Common Units reported by the Issuer as outstanding as of November 3, 2010. (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7 of the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D are hereby amended to add the following paragraph:
     In connection with the MLP Merger described in Item 3 above, EPE’s credit facility was extinguished. As a result, the Common Units previously held by EPE are no longer pledged under EPE’s credit facility.
Item 7. Material to be Filed as Exhibits.
Item 7 of each of the Original Schedule 13D, the Duncan Trustee 13D and the Estate 13D are hereby amended and restated in their entirety as follows:

99.1	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.2	Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.3	Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3 to ETE’s Form S-1 (File No. 333-128097) filed on January 23, 2006).

994	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.1 to ETE’s Form 10-K (File No. 1-32740) filed on August 31, 2006).

99.5	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.2 to ETE’s Form 8-K (File No. 1-32740) filed on November 13, 2007).

99.6*	Joint Filing Agreement among the Reporting Persons dated December 7, 2010.

* Filed herewith

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2010	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: December 7, 2010	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC
	Voting Trust Agreement

	The ESTATE of DAN L. DUNCAN

	By:	(1)(2)(3)

Dated: December 7, 2010	DAN DUNCAN LLC

	By:	(3)

(1)	/s/ Randa Duncan Williams
Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.

(3)	/s/ Richard H. Bachmann
Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Independent Co-Executor of the Estate of Dan L. Duncan; and
Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC

Dated: December 7, 2010	ENTERPRISE PRODUCTS HOLDINGS LLC

ENTERPRISE PRODUCTS PARTNERS L.P.
By: Enterprise Products Holdings LLC

ENTERPRISE PRODUCTS OLPGP, INC.

ENTERPRISE PRODUCTS OPERATING LLC
By: Enterprise Products OLPGP, Inc.

ENTERPRISE ETE LLC

By:	/s/ W. Randall Fowler
Executive Vice President and Chief Financial Officer

APPENDIX A
INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Secretary of Enterprise Products OLPGP, Inc.; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; Director, President, Chief Executive Officer and Chief Legal Officer of EPCO; Executive Vice President, Chief Legal Officer and Secretary of Enterprise ETE LLC

Ralph S. Cunningham	Executive Vice President and Manager; Executive Vice President and Manager of DD Securities LLC; Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC and Enterprise ETE; Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings; Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.;

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS HOLDINGS LLC
     Directors and Executive Officers of Enterprise Products Holdings LLC (“EPD GP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Chairman of EPCO;

Ralph S. Cunningham	Chairman

Executive Vice President and Manager of DD LLC; Executive Vice President and Manager of DD Securities LLC; Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

Michael A. Creel	Director, President and Chief Executive Officer

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings; Director of EPCO; President and Chief executive Officer of Enterprise ETE

Richard H. Bachmann	Director

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director and Vice Chairman of EPCO; Executive Vice President, Chief Legal Officer and Secretary of Enterprise ETE LLC

W. Randall Fowler	Executive Vice President and Chief Financial Officer;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.; Executive Vice President and Chief Financial Officer of Enterprise ETE LLC

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Charles M. Rampacek	Director

Rex C. Ross	Director

Appendix A - 2

Name	Position with EPD GP; Other Present Principal Occupation
A. James Teague	Director, Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc. and Enterprise ETE LLC

William Ordemann	Executive Vice President

Executive Vice President of DEP Holdings, LLC and Enterprise ETE LLC; Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc. and EPCO, Executive Vice President of Enterprise Products OLPGP, Inc.

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS OLPGP, INC.
     Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Michael A. Creel	Director, President and Chief Executive Officer

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings; Vice Chairman and Director of EPCO; Director, President and Chief Executive Officer of Enterprise Products Holdings LLC; President and Chief Executive Officer of Enterprise ETE

Richard H. Bachmann	Executive Vice President, Chief Legal Officer and Secretary

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer and Secretary of Enterprise ETE

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC and Enterprise ETE LLC

A. James Teague	Executive Vice President and Chief Operating Officer

Executive Vice President, Chief Operating Officer and Director of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer of Enterprise ETE LLC

William Ordemann	Executive Vice President

Executive Vice President of DEP Holdings, LLC, Enterprise ETE LLC and Enterprise Products Holdings LLC; Executive Vice President and Chief Executive Officer of EPCO and EPCO Holdings, Inc.

Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE ETE LLC
     Directors and Executive Officers of Enterprise ETE LLC (“Enterprise ETE”). Set forth below is the name, current business address, citizenship, position with Enterprise ETE and the present principal occupation or employment of each director and executive officer of Enterprise ETE. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Enterprise ETE; Other Present Principal Occupation
Richard H. Bachmann	Director

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.

Michael A. Creel	President and Chief Executive Officer

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings; Vice Chairman and Director of EPCO; Director, President and Chief Executive Officer of Enterprise Products Holdings LLC; Director, President and Chief Executive Officer of Enterprise Products OLPGP, Inc.

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.

A. James Teague	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc.; Director, Executive Vice President and Chief Operating Officer of Enterprise Products Holdings LLC

William Ordemann	Executive Vice President

Executive Vice President of DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise Products Holdings LLC; Executive Vice President and Chief Executive Officer of EPCO and EPCO Holdings, Inc.

Appendix A - 5